Subject to Completion
               Preliminary Pricing Supplement dated June 2, 2006



PRICING SUPPLEMENT
(To MTN prospectus supplement,
general prospectus supplement                            [LOGO OMITTED}
and prospectus each dated
March 31, 2006)
Pricing Supplement Number:

                                                                                    Units


                                                     Merrill Lynch & Co., Inc.
                                                    Medium-Term Notes, Series C
                                                Accelerated Return Bear Market Notes
                                                   Linked to the S&P 500(R) Index
                                                          due March , 2007
                                                           (the "Notes")
                                            $10 original public offering price per unit

                                                        -------------------

The Notes:                                                            Payment on the maturity date:

o  The Notes are designed for investors who believe that the level   o  The amount you receive on the maturity date will be based
   of the S&P 500 Index (index symbol "SPX") will decrease over         upon the direction of and percentage change in the level
   the term of the Notes and who are willing to risk losing up to       of the S&P 500 Index over the term of the Notes:
   $2.00 per unit if the level of the Index increases over the
   term of the Notes. Investors must be willing to forego interest      o  If the value of the S&P 500 Index has decreased, on the
   payments on the Notes prior to the maturity date and accept a           maturity date you will receive a payment per unit equal
   return that will not exceed the limit described in this pricing         to $10.00 plus an amount equal to $10.00 multiplied by
   supplement.                                                             triple the percentage decrease of the S&P 500 Index, up
                                                                           to a maximum total payment which will be between $13.00
o  There will be no payments prior to the maturity date and we             and $13.40 per unit, as described in this pricing
   cannot redeem the Notes prior to the maturity date.                     supplement.

o  The Notes will not be listed on any securities exchange.             o  If the value of the S&P 500 Index has increased, your
                                                                           original investment will be reduced based upon that
o  The Notes will be senior unsecured debt securities of Merrill           percentage increase. In no event, however, will you
   Lynch & Co., Inc. and part of a series entitled "Medium-Term            receive less than $8.00 per unit.
   Notes, Series C".  The Notes will have the CUSIP
   No.:           .

o  The settlement date for the Notes is expected to be June   , 2006.


     Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from that information.

     Investing in the Notes involves risks that are described in the "Risk Factors" section beginning on page PS-7 of this pricing supplement and page S-3 of the accompanying MTN prospectus supplement.

                          -------------------------


                                                                             Per Unit           Total
                                                                             --------           -----
   Public offering price(1).........................................          $10.00              $
   Underwriting discount............................................            $.15              $
   Proceeds, before expenses, to Merrill Lynch & Co., Inc...........           $9.85              $
     (1)  The public offering price and the selling concession for any single transaction to purchase between 100,000 to 299,999 units will be $9.95 per unit and $.10 per unit, respectively, for any single transaction to purchase 300,000 units or more will be $9.90 per unit and $.05 per unit, respectively.


     Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this pricing supplement or the accompanying MTN prospectus supplement, general prospectus supplement and prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

                                ---------------

                              Merrill Lynch & Co.

                                ---------------

             The date of this pricing supplement is June   , 2006.


"Standard and Poor's(R)", "Standard and Poor's 500", "S&P 500(R)" and S&P(R) are trademarks of The McGraw Hill Companies, Inc. and have been licensed for use by Merrill Lynch, Pierce, Fenner & Smith Incorporated and Merrill Lynch and Co., Inc. is an authorized sublicense.

                               TABLE OF CONTENTS

                              Pricing Supplement

SUMMARY INFORMATION--Q&A..................................................PS-3
RISK FACTORS..............................................................PS-7
DESCRIPTION OF THE NOTES.................................................PS-10
THE INDEX................................................................PS-16
UNITED STATES FEDERAL INCOME TAXATION....................................PS-20
ERISA CONSIDERATIONS.....................................................PS-24
USE OF PROCEEDS AND HEDGING..............................................PS-25
SUPPLEMENTAL PLAN OF DISTRIBUTION........................................PS-25
EXPERTS..................................................................PS-25
INDEX OF CERTAIN DEFINED TERMS...........................................PS-26

               Medium-Term Notes, Series C Prospectus Supplement
                       (the "MTN prospectus supplement")

RISK FACTORS...............................................................S-3
DESCRIPTION OF THE NOTES...................................................S-4
UNITED STATES FEDERAL INCOME TAXATION.....................................S-22
PLAN OF DISTRIBUTION......................................................S-29
VALIDITY OF THE NOTES.....................................................S-30

                  Debt Securities, Warrants, Preferred Stock,
           Depositary Shares and Common Stock Prospectus Supplement
                     (the "general prospectus supplement")


Merrill Lynch & Co., Inc..................................................S-3
Use of Proceeds...........................................................S-3
Ratio of Earnings to Fixed Charges and Ratio of Earnings to
Combined Fixed Charges and Preferred Stock Dividends......................S-4
The Securities............................................................S-4
Description of Debt Securities............................................S-5
Description of Debt Warrants.............................................S-16
Description of Currency Warrants.........................................S-18
Description of Index Warrants............................................S-20
Description of Preferred Stock...........................................S-25
Description of Depositary Shares.........................................S-32
Description of Preferred Stock Warrants..................................S-36
Description of Common Stock..............................................S-38
Description of Common Stock Warrants.....................................S-42
Plan of Distribution.....................................................S-44
Where You Can Find More Information......................................S-45
Incorporation of Information We File With the SEC........................S-46
Experts  ................................................................S-46

                                  Prospectus

Where You Can Find More Information.........................................2
Incorporation of Information We File With the SEC...........................2
Experts  ...................................................................2

------------------------------------------------------------------------------

                           SUMMARY INFORMATION--Q&A

     This summary includes questions and answers that highlight selected information from this pricing supplement and the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to help you understand the Accelerated Return Bear Market Notes Linked to the S&P 500
Index due March   , 2007 (the "Notes"). You should carefully read this pricing supplement, the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to fully understand the terms of the Notes, the S&P 500 Index (the "Index") and the tax and other considerations that are important to you in making a decision about whether to invest in the Notes. You should carefully review the "Risk Factors" section in this pricing supplement and the accompanying MTN prospectus supplement, which highlights certain risks associated with an investment in the Notes, to determine whether an investment in the Notes is appropriate for you.

     References in this pricing supplement to "ML&Co.", "we", "us" and "our" are to Merrill Lynch & Co., Inc. and references to "MLPF&S" are to Merrill Lynch, Pierce, Fenner & Smith Incorporated.

What are the Notes?

     The Notes will be part of a series of senior debt securities issued by ML&Co. entitled "Medium-Term Notes, Series C" and will not be secured by collateral. The Notes will rank equally with all of our other unsecured and
unsubordinated debt. The Notes will mature on March   , 2007. Depending on the
date the Notes are priced for initial sale to the public (the "Pricing Date"), which may be any time in June, the settlement date may occur in July instead of June and the maturity date may occur in April instead of March. Any reference in this pricing supplement to the month in which the settlement date or maturity date will occur is subject to change as specified above. We cannot redeem the Notes at an earlier date. We will not make any payments on the Notes until the maturity date.

     Each unit will represent a single Note with a $10 original public offering price. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement.

Are there any risks associated with my investment?

     Yes, an investment in the Notes is subject to risks, including the risk of loss of some amount of principal. Please refer to the section entitled "Risk Factors" in this pricing supplement and the accompanying MTN prospectus supplement.

Who publishes the Index and what does the Index measure?

     The S&P 500 Index is published by Standard and Poor's, a division of The McGraw-Hill Companies, Inc. ("Standard & Poor's" or "S&P") and is intended to provide an indication of the pattern of common stock price movement. The value of the Index is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 28, 2006, 424 companies, or 85.8% of the market capitalization of the Index, traded on the New York Stock Exchange ("NYSE"); 76 companies, or 14.2% of the market capitalization of the Index traded on The Nasdaq National Market ("Nasdaq"); and no companies traded on the American Stock Exchange ("AMEX"). Standard and Poor's chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market. For more information on the Index, please see the section entitled "The Index" in this pricing supplement.

     An investment in the Notes does not entitle you to any dividends, voting rights, or any other ownership interest in the stocks of the companies included in the Index.

How has the Index performed historically?

     We have included a graph showing the year-end closing levels of the Index for each year from 1946 to 2005 and a table and a graph showing the historical month-end closing levels of the Index from January 2001 through May 2006, in the section

------------------------------------------------------------------------------

------------------------------------------------------------------------------

entitled "The Index--Historical Data on the Index" in this pricing supplement. We have provided this historical information to help you evaluate the behavior of the Index in various economic environments; however, past performance of the Index is not necessarily indicative of how the Index will perform in the future.

What will I receive on the maturity date of the Notes?

     On the maturity date, you will receive a cash payment per unit equal to the Redemption Amount.

     The "Redemption Amount" to which you will be entitled will depend on the direction of and percentage change in the level of the Index over the term of the Notes and will equal: (i) If the Ending Value is greater than the Starting Value, the greater of:

(a) $8.00 per unit; or

          (       ( Ending Value-Starting Value ) )
(b) $10 - ( $10 x ( --------------------------- ) );
          (       (        Starting Value       ) )

(ii) If the Ending Value is equal to or less than the Starting Value:

          (       ( Starting Value-Ending Value ) )
    $10 + ( $30 x ( --------------------------- ) );
          (       (        Starting Value       ) )

provided, however, the Redemption Amount will not exceed an amount which will be between $13.00 and $13.40 per unit (the "Capped Value"). The actual Capped Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

     The "Starting Value" will equal the closing level of the Index on the Pricing Date. The actual Starting Value will be set forth in the final pricing supplement made available in connection with sales of the Notes.

     The "Ending Value" means the average of the levels of the Index at the close of the market on five business days shortly before the maturity date of the Notes. We may calculate the Ending Value by reference to fewer than five or even a single day's closing level if, during the period shortly before the maturity date of the Notes, there is a disruption in the trading of a sufficient number of stocks included in the Index or certain futures or options contracts relating to the Index.

     The opportunity to participate in the possible decreases in the level of the Index through an investment in the Notes is limited because the amount that you receive on the maturity date will never exceed the Capped Value, which will represent an appreciation of 30.00% to 34.00% over the $10 original public offering price per unit of the Notes, depending on the Capped Value. However, in the event that the level of the Index increases over the term of the Notes, the amount you receive on the maturity date will be proportionately less than the $10 original public offering price of the Notes. As a result, you may receive less than the $10 original public offering price per unit. In no event, however, will you receive less than $8.00 per unit.

     For more specific information about the Redemption Amount, please see the section entitled "Description of the Notes" in this pricing supplement.

Will I receive interest payments on the Notes?

     You will not receive any interest payments on the Notes, but you will receive the Redemption Amount on the maturity date. We have designed the Notes for investors who are willing to forego interest payments on the Notes, such as fixed or floating interest rates paid on traditional interest bearing debt securities, and willing to accept a return that will not exceed the Capped Value, in exchange for the ability to participate in changes in the level of the Index over the term of the Notes.

------------------------------------------------------------------------------

------------------------------------------------------------------------------

  --------------------------------------------------------------------------
  Examples

  Set forth below are three examples of Redemption Amount calculations, assuming a Capped Value of $13.20, the midpoint of the range of $13.00 and $13.40.

  Example 1--The hypothetical Ending Value is 170% of the hypothetical Starting Value:

  Hypothetical Starting Value: 1258.57
  Hypothetical Ending Value:  2139.57

          (       ( 2139.57 - 1258.57 ) )
    $10 - ( $10 x ( ----------------- ) ) = $3
          (       (       1258.57     ) )
                                              (Redemption
                                              Amount cannot be
  Redemption Amount (per unit) = $8           less than $8.00)

  Example 2--The hypothetical Ending Value is 110% of the hypothetical Starting Value:

  Hypothetical Starting Value: 1258.57
  Hypothetical Ending Value:  1384.43

          (       ( 1384.43 - 1258.57 ) )
    $10 - ( $10 x ( ----------------- ) ) = $9
          (       (       1258.57     ) )

  Redemption Amount (per unit) = $9


  Example 3--The hypothetical Ending Value is 95% of the hypothetical Starting
  Value:

  Hypothetical Starting Value: 1258.57
  Hypothetical Ending Value:  1195.64

          (       ( 1258.57 - 1195.64 ) )
    $10 + ( $30 x ( ----------------- ) ) = $11.50
          (       (       1258.57     ) )

  Redemption Amount (per unit) = $11.50

  Example 4--The hypothetical Ending Value is 70% of the hypothetical Starting
  Value:

  Hypothetical Starting Value: 1258.57
  Hypothetical Ending Value:  881.00

          (       ( 1258.57 - 881.00 ) )
    $10 + ( $30 x ( ---------------- ) ) = $19
          (       (       1258.57    ) )
                                              (Redemption Amount
  Redemption Amount (per unit) = $13.20       cannot be greater
                                              than Capped Value)
  ----------------------------------------------------------------------------

What about taxes?

     You will generally be required to pay taxes on income or gain from the Notes based upon your regular method of tax accounting. If you are a cash method taxpayer, you generally should be required to include in income any amount payable in excess of the principal amount of the Notes as ordinary interest on the date such payment is received. If you are an accrual method taxpayer, you generally should be required to accrue income over the term of the Notes even though you will not receive any payments until the maturity date of the Notes. For further information, see "United States Federal Income Taxation" in this pricing supplement.

------------------------------------------------------------------------------

------------------------------------------------------------------------------

Will the Notes be listed on a stock exchange?

     The Notes will not be listed on any securities or futures exchange and we do not expect a trading market for the Notes to develop, which may affect the price that you receive for your Notes upon any sale prior to the maturity date. You should review the section entitled "Risk Factors--A trading market for the Notes is not expected to develop and if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes" in this pricing supplement.

What price can I expect to receive if I sell the Notes prior to the stated maturity date?

     In determining the economic terms of the Notes, and consequently the potential return on the Notes to you, a number of factors are taken into account. Among these factors are certain costs associated with creating, hedging and offering the Notes. In structuring the economic terms of the Notes, we seek to provide investors with what we believe to be commercially reasonable terms and to provide MLPF&S with compensation for its services in developing the securities.

     If you sell your Notes prior to the stated maturity date, you will receive a price determined by market conditions for the security. This price may be influenced by many factors, such as interest rates, volatility and the current level of the Index. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes, and compensation for developing and hedging the product. Depending on the impact of these factors, you may receive significantly less than the principal amount of your Notes if sold before the stated maturity date.

     In a situation where there had been no movement in the level of the Index and no changes in the market conditions from those existing on the date of this pricing supplement, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be lower than the original issue price. This is due to, among other things, our costs of developing, hedging and distributing the Notes. Any potential purchasers of your Notes in the secondary market are unlikely to consider these factors.

What is the role of MLPF&S?

     Our subsidiary MLPF&S is the underwriter for the offering and sale of the Notes. After the initial offering, MLPF&S intends to buy and sell Notes to create a secondary market for holders of the Notes, and may stabilize or maintain the market price of the Notes during their initial distribution. However, MLPF&S will not be obligated to engage in any of these market activities or continue them once it has started.

     MLPF&S will also be our agent for purposes of calculating, among other things, the Ending Value and the Redemption Amount (in such capacity, the "Calculation Agent"). Under certain circumstances, these duties could result in a conflict of interest between MLPF&S as our subsidiary and its responsibilities as Calculation Agent.

What is ML&Co.?

     Merrill Lynch & Co., Inc. is a holding company with various subsidiaries and affiliated companies that provide investment, financing, insurance and related services on a global basis.

     For information about ML&Co., see the section entitled "Merrill Lynch & Co., Inc." in the accompanying general prospectus supplement. You should also read other documents ML&Co. has filed with the Securities and Exchange Commission, which you can find by referring to the sections entitled "Where You Can Find More Information" in the accompanying general prospectus supplement and prospectus.

------------------------------------------------------------------------------

                                 RISK FACTORS

     Your investment in the Notes will involve risks. You should carefully consider the following discussion of risks and the discussion of risks included in the accompanying MTN prospectus supplement before deciding whether an investment in the Notes is suitable for you.

Your investment may result in a loss

     We will not repay you a fixed amount of principal on the Notes on the maturity date. The Redemption Amount will depend on the direction of and percentage change in the level of the Index. Because the level of the Index is subject to market fluctuations, the Redemption Amount you receive may be less than the $10 original public offering price per unit of the Notes. If the Ending Value is greater than the Starting Value, the Redemption Amount will be less than the $10 original public offering price per unit of the Notes. As a result, you may receive less than the $10 original public offering price per unit. The amount you receive on the maturity date will, however, never be less than $8.00 per unit.

Your yield may be lower than the yield on other debt securities of comparable maturity

     The yield that you will receive on your Notes, which could be negative, may be less than the return you could earn on other investments. Your yield may be less than the yield you would earn if you bought a traditional interest bearing debt security of ML&Co. with the same stated maturity date. Your investment may not reflect the full opportunity cost to you when you take into account factors that affect the time value of money. Unlike traditional interest bearing debt securities, the Notes do not guarantee the return of a principal amount on the maturity date.

You must rely on your own views of the prospect of the U.S. equity market as represented by the Index

     In the ordinary course of their businesses, affiliates of ML&Co. from time to time express views on expected movements in the U.S. equity market. These views are sometimes communicated to clients who participate in the equity markets. Our affiliates are not currently predicting a decline in the Index over the term of the Notes, and therefore shorting the Index is not an investment strategy that is generally encouraged by our affiliates. However, the future direction of the U.S. stock market, including the Index, will depend upon complex economic, political and other developments as to which investment professionals may take widely varying views. Consequently, other investment professionals may have different views from those of our affiliates regarding the expected movement of the Index over the term of the Notes. In connection with your purchase of the Notes, you should rely on your own views of the prospect of the U.S. equity market as represented by the Index. The Notes are being offered for investors who believe that the Index will decline over the term of the Notes. Our offer of the Notes does not represent an investment recommendation by Merrill Lynch or any of its affiliates.

Your return on the Notes is limited and will not reflect the return on an investment in the stocks included the Index

     The opportunity to participate in the possible decreases in the level of the Index through an investment in the Notes is limited because the Redemption Amount will never exceed the Capped Value, which will represent an appreciation of between 30% and 34% over the $10 original public offering price per unit of the Notes.

     If the value of the stocks included in the Index increases, this will result in a decrease in the value of the Notes, subject to the minimum payment that you are entitled to receive at maturity. If the value of the stocks included in the Index decreases, this will result in an increase in the value of the Notes, subject to the Capped Value of the Notes at maturity.

A trading market for the Notes is not expected to develop and, if trading does develop, the market price you may receive or be quoted for your Notes on a date prior to the stated maturity date will be affected by this and other important factors including our costs of developing, hedging and distributing the Notes

     The Notes will not be listed on any futures or securities exchange and we do not expect a trading market for the Notes to develop. Although our affiliate MLPF&S has indicated that it currently expects to bid for Notes offered for sale to it by holders of the Notes, it is not required to do so and may cease making those bids at any time. The limited trading market for your Notes may affect the price that you receive for your Notes if you do not wish to hold your investment until the maturity date.

     If MLPF&S makes a market in the Notes, the price it quotes would reflect any changes in market conditions and other relevant factors. In addition, the price, if any, at which you could sell your Notes in a secondary market transaction is expected to be affected by the factors that we considered in setting the economic terms of the Notes, namely the underwriting discount paid in respect of the Notes and other costs associated with the Notes, and compensation for developing and hedging the product. This quoted price could be higher or lower than the principal amount. Furthermore, there is no assurance that MLPF&S or any other party will be willing to buy the Notes. MLPF&S is not obligated to make a market in the Notes.

     Assuming there is no change in the level of the Index and no change in market conditions or any other relevant factors, the price, if any, at which MLPF&S or another purchaser might be willing to purchase your Notes in a secondary market transaction is expected to be lower than the principal amount. This is due to, among other things, the fact that the principal amount included, and secondary market prices are likely to exclude, underwriting discount paid with respect to, and the developing and hedging costs associated with, the Notes.

Many factors affect the trading value of the Notes; these factors interrelate in complex ways and the effect of any one factor may offset or magnify the effect of another factor

     The trading value of the Notes will be affected by factors that interrelate in complex ways. The effect of one factor may offset the increase in the trading value of the Notes caused by another factor and the effect of one factor may exacerbate the decrease in the trading value of the Notes caused by another factor. For example, an increase in United States interest rates may offset some or all of any increase in the trading value of the Notes attributable to another factor, such as a decrease in the level of the Index. The following paragraphs describe the expected impact on the trading value of the Notes given a change in a specific factor, assuming all other conditions remain constant.

     The level of the Index is expected to affect the trading value of the Notes. We expect that the trading value of the Notes will depend substantially on the amount, if any, by which the level of the Index is below or is not below the Starting Value. However, if you choose to sell your Notes when the level of the Index is below the Starting Value, you may receive substantially less than the amount that would be payable on the maturity date based on this value because of the expectation that the level of the Index will continue to fluctuate until the Ending Value is determined. In addition, because the payment on the maturity date on the Notes will not exceed the Capped Value, we do not expect that the Notes will trade in the secondary market above the Capped Value.

     Changes in the levels of interest rates are expected to affect the trading value of the Notes. We expect that changes in interest rates will affect the trading value of the Notes. Generally, if United States interest rates increase, we expect the trading value of the Notes will decrease and, conversely, if United States interest rates decrease, we expect the trading value of the Notes will increase.

     Changes in the volatility of the Index is expected to affect the trading value of the Notes. Volatility is the term used to describe the size and frequency of price and/or market fluctuations. If the volatility of the Index increases or decreases, the trading value of the Notes may be adversely affected.

     Changes in dividend yields on the stocks included in the Index are expected to affect the trading value of the Notes. In general, if dividend yields on the stocks included in the Index increase, we expect that the trading value of the Notes will increase and, conversely, if dividend yields on these stocks decrease, we expect that the trading value of the Notes will decrease.

     As the time remaining to the stated maturity date of the Notes decreases, the "time premium" associated with the Notes is expected to decrease. We anticipate that before their stated maturity date, the Notes may trade at a value above that which would be expected based on the level of interest rates and the level of the Index. This difference will reflect a "time premium" due to expectations concerning the level of the Index during the period before the stated maturity date of the Notes. However, as the time remaining to the stated maturity date of the Notes decreases, we expect that this time premium will decrease, lowering the trading value of the Notes.

     Changes in our credit ratings may affect the trading value of the Notes. Our credit ratings are an assessment of our ability to pay our obligations. Consequently, real or anticipated changes in our credit ratings may affect the trading value of the Notes. However, because the return on your Notes is dependent upon factors in addition to our ability to pay our obligations under the Notes, such as the percentage decrease, if any, in the level of the Index over the term of the Notes, an improvement in our credit ratings will not reduce the other investment risks related to the Notes.

     In general, assuming all relevant factors are held constant, we expect that the effect on the trading value of the Notes of a given change in some of the factors listed above will be less if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes. We expect, however, that the effect on the trading value of the Notes of a given change in the level of the Index will be greater if it occurs later in the term of the Notes than if it occurs earlier in the term of the Notes.

Purchases and sales by us and our affiliates may affect your return

     We and our affiliates may from time to time buy or sell the stocks included in the Index or futures or options contracts on the Index for our own accounts for business reasons and expect to enter into these transactions in connection with hedging our obligations under the Notes. These transactions could affect the price of these stocks and, in turn, the level of the Index in a manner that could be adverse to your investment in the Notes. Any purchases or sales by us, our affiliates or others on our behalf on or before the Pricing Date may temporarily increase or decrease the prices of the stocks included in the Index. Temporary increases or decreases in the market prices of these stocks may also occur as a result of the purchasing activities of other market participants. Consequently, the prices of these stocks may change subsequent to the Pricing Date, affecting the level of the Index and therefore the trading value of the Notes.

Potential conflicts of interest could arise

     Our subsidiary MLPF&S is our agent for the purposes of calculating the Ending Value and the Redemption Amount. Under certain circumstances, MLPF&S as our subsidiary and its responsibilities as Calculation Agent for the Notes could give rise to conflicts of interest. These conflicts could occur, for instance, in connection with its determination as to whether the level of the Index can be calculated on a particular trading day, or in connection with judgments that it would be required to make in the event of a discontinuance or unavailability of the Index. See the sections entitled "Description of the Notes--Adjustments to the Index; Market Disruption Events" and "--Discontinuance of the Index" in this pricing supplement. MLPF&S is required to carry out its duties as Calculation Agent in good faith and using its reasonable judgment. However, because we control MLPF&S, potential conflicts of interest could arise.

     We expect to enter into arrangements to hedge the market risks associated with our obligation to pay the Redemption Amount due on the maturity date on the Notes. We may seek competitive terms in entering into the hedging arrangements for the Notes, but are not required to do so, and we may enter into such hedging arrangements with one of our subsidiaries or affiliated companies. Such hedging activity is expected to result in a profit to those engaging in the hedging activity, which could be more or less than initially expected, but which could also result in a loss for the hedging counterparty.

     ML&Co. or its affiliates may presently or from time to time engage in business with one or more of the companies included in the Index including extending loans to, or making equity investments in, those companies or providing advisory services to those companies, including merger and acquisition advisory services. In the course of business, ML&Co. or its affiliates may acquire non-public information relating to those companies and, in addition, one or more affiliates of ML&Co. may publish research reports about those companies. ML&Co. does not make any representation to any purchasers of the Notes regarding any matters whatsoever relating to the companies included in the Index. Any prospective purchaser of the Notes should undertake an independent investigation of the companies included in the Index as in its judgment is appropriate to make an informed decision regarding an investment in the Notes. The composition of those companies does not reflect any investment recommendations of ML&Co. or its affiliates.

Tax consequences are uncertain

     You should consider the tax consequences of investing in the Notes, aspects of which are uncertain. See the section entitled "United States Federal Income Taxation" in this pricing supplement.

                           DESCRIPTION OF THE NOTES

     ML&Co. will issue the Notes as part of a series of senior debt securities entitled "Medium-Term Notes, Series C" under the 1983 Indenture, which is more fully described in the accompanying general prospectus supplement. The Notes will mature on March , 2007. Information included in this pricing supplement supersedes information in the accompanying MTN prospectus supplement, general prospectus supplement and prospectus to the extent that it is different from
that information. The CUSIP number for the Notes is         .

     While on the maturity date a holder of a Note will receive an amount equal to the Redemption Amount, there will be no other payment of interest, periodic or otherwise. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

     The Notes will not be subject to redemption by ML&Co. or repayment at the option of any holder of the Notes before the maturity date.

     ML&Co. will issue the Notes in denominations of whole units each with a $10 original public offering price per unit. You may transfer the Notes only in whole units. You will not have the right to receive physical certificates evidencing your ownership except under limited circumstances. Instead, we will issue the Notes in the form of a global certificate, which will be held by The Depository Trust Company, also known as DTC, or its nominee. Direct and indirect participants in DTC will record your ownership of the Notes. You should refer to the section entitled "Description of Debt Securities--Depositary" in the accompanying general prospectus supplement.

     The Notes will not have the benefit of any sinking fund.

Payment on the Maturity Date

     On the maturity date, you will be entitled to receive a cash payment per unit equal to the Redemption Amount, as provided below.

   Determination of the Redemption Amount

     The "Redemption Amount" per unit will be determined by the Calculation Agent and will equal:

     (i) If the Ending Value is greater than the Starting Value, the greater of:

            (a)     $8.00 per unit; or

            (b)           (       ( Ending Value-Starting Value ) )
                    $10 - ( $10 x ( --------------------------- ) );
                          (       (        Starting Value       ) )

     (ii) If the Ending Value is equal to or less than the Starting Value:

                          (       ( Starting Value-Ending Value ) )
                    $10 + ( $30 x ( --------------------------- ) );
                          (       (        Starting Value       ) )


provided, however, the Redemption Amount will not exceed an amount which will be between $13.00 and $13.40 per unit (the "Capped Value"). The actual Capped Value will be determined on the date the Notes are priced for initial sale to the public (the "Pricing Date") and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

     The "Starting Value" will equal the closing level of the S&P 500 Index (the "Index") on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

     The "Ending Value" will be determined by the Calculation Agent and will equal the average of the closing levels of the Index determined on the five Calculation Days during the Calculation Period. If there are fewer than five Calculation Days during the Calculation Period, then the Ending Value will equal the average of the closing levels of the Index on those Calculation Days. If there is only one Calculation Day during the Calculation Period, then the Ending Value will equal the closing level of the Index on that Calculation Day. If no Calculation Days occur during the Calculation Period, then the Ending Value will equal the closing level of the Index (determined or, if not determinable, estimated by the Calculation Agent in a manner which it considers commercially reasonable under the circumstances) on the last scheduled Index Business Day in the Calculation Period, regardless of the occurrence of a Market Disruption Event (as described below under "--Adjustments to the Index; Market Disruption Events") on that scheduled Index Business Day.

     The "Calculation Period" means the period from and including the seventh scheduled Index Business Day before the maturity date to and including the second scheduled Index Business Day before the maturity date.

     A "Calculation Day" means any Index Business Day during the Calculation Period on which a Market Disruption Event has not occurred.

     An "Index Business Day" means a day on which the New York Stock Exchange (the "NYSE"), the American Stock Exchange (the "AMEX") and The Nasdaq Stock Market (the "Nasdaq") are open for trading and the Index or any successor index is calculated and published.

     All determinations made by the Calculation Agent, absent a determination of a manifest error, will be conclusive for all purposes and binding on ML&Co. and the holders and beneficial owners of the Notes.

Hypothetical Returns

     The following table illustrates, for the hypothetical Starting Value of 1,258.57 and a range of hypothetical Ending Values of the Index:

          o the percentage change from the hypothetical Starting Value to the hypothetical Ending Value;

          o    the total amount payable on the maturity date per unit;

          o    the total rate of return to holders of the Notes;

          o    the pretax annualized rate of return to holders of the Notes;
               and

          o the pretax annualized rate of return of an investment in the stocks included in the Index, which includes an assumed aggregate dividend yield of 1.85% per annum, as more fully described below.

     The table below assumes a Capped Value of $13.20, the midpoint of the expected range of $13.00 and $13.40.



                        Percentage change                                          Pretax            Pretax
                       from the hypothetical    Total amount        Total        annualized      annualized rate
                          Starting Value       payable on the      rate of        rate of       of return of the
     Hypothetical      to the hypothetical     maturity date      return on      return on      stocks included in
     Ending Value          Ending Value           per unit        the Notes      the Notes(1)    the Index (1)(2)
-------------------- ----------------------- ---------------- ---------------- --------------- --------------------
        629.29              -50.00%            13.20          32.00%         40.14%               -71.37%
        755.14              -40.00%            13.20          32.00%         40.14%               -55.24%
        881.00              -30.00%            13.20          32.00%         40.14%               -40.00%
      1,006.86              -20.00%            13.20(4)       32.00%         40.14%               -25.48%
      1,132.71              -10.00%            13.00          30.00%         37.74%               -11.55%
      1,164.18               -7.50%            12.25          22.50%         28.61%                -8.16%
      1,195.64               -5.00%            11.50          15.00%         19.29%                -4.79%
      1,227.11               -2.50%            10.75           7.50%          9.76%                -1.45%
      1,258.57(3)             0.00%            10.00           0.00%          0.00%                 1.85%
      1,321.50                5.00%             9.50          -5.00%         -6.65%                 8.39%
      1,384.43               10.00%             9.00         -10.00%        -13.41%                14.82%
      1,510.28               20.00%             8.00(5)      -20.00%        -27.34%                27.39%
      1,636.14               30.00%             8.00         -20.00%        -27.34%                39.60%
      1,762.00               40.00%             8.00         -20.00%        -27.34%                51.51%
      1,887.86               50.00%             8.00         -20.00%        -27.34%                63.13%


-------------------------------
(1) The annualized rates of return specified in this column are calculated on a semiannual bond equivalent basis and assume an investment term from May 25, 2006 to February 26, 2007, a term expected to be equal to that of the Notes.

(2)  This rate of return assumes:

     (a) a percentage change in the aggregate price of the underlying stocks that equals the percentage change in the Index from the hypothetical Starting Value to the relevant hypothetical Ending Value;

     (b) a constant dividend yield of 1.85% per annum, paid quarterly from the date of initial delivery of the Notes, applied to the level of the Index at the end of each quarter assuming this value increases or decreases linearly from the hypothetical Starting Value to the applicable hypothetical Ending Value; and

     (c)  no transaction fees or expenses.

(3) This is also the hypothetical Starting Value. The actual Starting Value will be determined on the Pricing Date and will be set forth in the final pricing supplement made available in connection with sales of the Notes.

(4) The total amount payable on the maturity date per unit of the Notes cannot exceed the Capped Value, which for purposes of calculating these hypothetical returns has been assumed to equal $13.20 (the midpoint of the range of $13.00 and $13.40).

(5)  The Redemption Amount cannot be less than $8.00

     The above figures are for purposes of illustration only. The actual amount received by you and the resulting total and pretax annualized rates of return will depend on the actual Starting Value, Ending Value, Capped Value and term of your investment.

Adjustments to the Index; Market Disruption Events

     If at any time Standard and Poor's makes a material change in the formula for or the method of calculating the Index or in any other way materially modifies the Index so that the Index does not, in the opinion of the Calculation Agent, fairly represent the level of the Index had those changes or modifications not been made, then, from and after that time, the Calculation Agent will, at the close of business in New York, New York, on each date that the closing level of the Index is to be calculated, make any adjustments as, in the good faith judgment of the Calculation Agent, may be necessary in order to arrive at a calculation of a level of a stock index comparable to the Index as if those changes or modifications had not been made, and calculate the closing level with reference to the Index, as so adjusted. For example, if the method of calculating the Index is modified so that the level of the Index is a fraction or a multiple of what it would have been if it had not been modified, then the Calculation Agent will adjust the Index in order to arrive at a level of the Index as if it had not been modified.

     "Market Disruption Event" means either of the following events as determined by the Calculation Agent:

     (A) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange on which the stock included in the Index trade as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), in 20% or more of the stocks which then comprise the Index or any successor index; or

     (B) the suspension of or material limitation on trading for more than two hours of trading, or during the one-half hour period preceding the close of trading, on the primary exchange that trade options contracts or futures contracts related to the stocks included in the Index as determined by the Calculation Agent (without taking into account any extended or after-hours trading session), whether by reason of movements in price otherwise exceeding levels permitted by the relevant exchange or otherwise, in option contracts or futures contracts related to the Index, or any successor index.

     For the purpose of determining whether a Market Disruption Event has occurred:

     (1) a limitation on the hours in a trading day and/or number of days of trading will not constitute a Market Disruption Event if it results from an announced change in the regular business hours of the relevant exchange;

     (2) a decision to permanently discontinue trading in the relevant futures or options contracts related to the Index, or any successor index, will not constitute a Market Disruption Event;

     (3) a suspension in trading in a futures or options contract on the Index, or any successor index, by a major securities market by reason of (a) a price change violating limits set by that securities market, (b) an imbalance of orders relating to those contracts or
          (c) a disparity in bid and ask quotes relating to those contracts will constitute a suspension of or material limitation on trading in futures or options contracts related to the Index; and

     (4) a suspension of or material limitation on trading on the relevant exchange will not include any time when that exchange is closed for trading under ordinary circumstances.

     (5) for the purpose of clause (A) above, any limitations on trading during significant market fluctuations under NYSE Rule 80B, or any applicable rule or regulation enacted or promulgated by the NYSE or any other self regulatory organization or the Securities and Exchange Commission of similar scope as determined by the calculation agent, will be considered "material".

     The occurrence of a Market Disruption Event could affect the calculation of the payment you may receive on the maturity date. See the section entitled "--Payment on the Maturity Date" in this pricing supplement.

Discontinuance of the Index

     If Standard and Poor's discontinues publication of the Index and Standard and Poor's or another entity publishes a successor or substitute index that the Calculation Agent determines, in its sole discretion, to be comparable to the Index (a "successor index"), then, upon the Calculation Agent's notification of that determination to the trustee and ML&Co., the Calculation Agent will substitute the successor index as calculated by Standard and Poor's or any other entity for the Index and calculate the Ending Value as described above under "--Payment on the Maturity Date". Upon any selection by the Calculation Agent of a successor index, ML&Co. will cause notice to be given to holders of the Notes.

     In the event that Standard and Poor's discontinues publication of the Index and:

          o    the Calculation Agent does not select a successor index; or

          o    the successor index is not published on any of the Calculation
               Days,

the Calculation Agent will compute a substitute level for the Index in accordance with the procedures last used to calculate the Index before any discontinuance. If a successor index is selected or the Calculation Agent calculates a level as a substitute for the Index as described below, the successor index or level will be used as a substitute for the Index for all purposes, including the purpose of determining whether a Market Disruption Event exists.

     If Standard and Poor's discontinues publication of the Index before the Calculation Period and the Calculation Agent determines that no successor index is available at that time, then on each Business Day until the earlier to occur of:

          o    the determination of the Ending Value; and

          o a determination by the Calculation Agent that a successor index is available,

the Calculation Agent will determine the value that would be used in computing the Redemption Amount as described in the preceding paragraph as if that day were a Calculation Day. The Calculation Agent will cause notice of each value to be published not less often than once each month in The Wall Street Journal or another newspaper of general circulation and arrange for information with respect to these values to be made available by telephone.

     A "Business Day" is any day on which the NYSE, the AMEX and the Nasdaq are open for trading.

     Notwithstanding these alternative arrangements, discontinuance of the publication of the Index may adversely affect trading in the Notes.

Events of Default and Acceleration

     In case an Event of Default with respect to any Notes has occurred and is continuing, the amount payable to a holder of a Note upon any acceleration permitted by the Notes, with respect to each $10 original public offering price per unit, will be equal to the Redemption Amount, calculated as though the date of acceleration were the stated maturity date of the Notes.

     In case of default in payment of the Notes, whether on the stated maturity date or upon acceleration, from and after that date the Notes will bear interest, payable upon demand of their holders, at the then current Federal Funds Rate, reset daily, determined as described in the accompanying MTN prospectus supplement, to the extent that payment of such interest shall be legally enforceable, on the unpaid amount due and payable on that date in accordance with the terms of the Notes to the date payment of that amount has been made or duly provided for.

                                   THE INDEX

     All disclosure contained in this pricing supplement regarding the Index, including, without limitation, its make-up, method of calculation and changes in its components has been derived from publicly available information prepared by Standard and Poor's. ML&Co. and MLPF&S have not independently verified the accuracy or completeness of that information.

     The Index is published by Standard & Poor's, a division of The McGraw Hill Companies, Inc. ("Standard & Poor's" or "S&P"). The Index is intended to provide an indication of the pattern of common stock price movement in the United States. The calculation of the level of the Index, discussed below in further detail, is based on the relative value of the aggregate market value of the common stocks of 500 companies as of a particular time compared to the aggregate average market value of the common stocks of 500 similar companies during the base period of the years 1941 through 1943. As of April 28, 2006, 424 companies or 85.8% of the market capitalization of the Index traded on the NYSE; 76 companies or 14.2% of the market capitalization of the Index traded on The Nasdaq Stock Market; and no companies traded on the AMEX. As of April 28, 2006, the aggregate market value of the 500 companies included in the Index represented approximately 73% of the aggregate market value of stocks included in the Standard & Poor's Stock Guide Database of domestic common stocks traded in the U.S., excluding American depositary receipts, limited partnerships and mutual funds. Standard & Poor's chooses companies for inclusion in the Index with the aim of achieving a distribution by broad industry groupings that approximates the distribution of these groupings in the common stock population of the Standard & Poor's Stock Guide Database, which Standard & Poor's uses as an assumed model for the composition of the total market. Relevant criteria employed by Standard & Poor's include the viability of the particular company, the extent to which that company represents the industry group to which it is assigned, the extent to which the market price of that company's common stock is generally responsive to changes in the affairs of the respective industry and the market value and trading activity of the common stock of that company. Ten main groups of companies comprise the Index, with the approximate percentage of the market capitalization of the Index included in each group as of April 28, 2006 indicated in parentheses: Consumer Discretionary (10.1%); Consumer Staples (9.2%); Energy (10.0%); Financials (21.7%); Health Care (12.2%); Industrials (11.6%); Information Technology (15.7%); Materials (3.1%); Telecommunication Services (3.2%); and Utilities (3.2%). Standard & Poor's may from time to time, in its sole discretion, add companies to, or delete companies from, the Index to achieve the objectives stated above.

     The Index does not reflect the payment of dividends on the stocks included in the Index. Because of this, the calculation of the Ending Value will not reflect the payment of dividends on these stocks that investors would receive if they were to purchase these stocks and hold them for a period equal to the term of the Notes.

Computation of the Index

     While S&P currently employs the following methodology to calculate the Index, no assurance can be given that S&P will not modify or change this methodology in a manner that may affect the Supplemental Redemption Amount.

     Historically, the market value of any underlying stocks included in the Index was calculated as the product of the market price per share and the number of the then outstanding shares of that underlying stock. In March 2005, S&P began shifting the Index half way from a market capitalization weighted formula to a float-adjusted formula, before moving the Index to full float adjustment on September 16, 2005. S&P's criteria for selecting stocks for the Index did not change by the shift to float adjustment. However, the adjustment affects each company's weight in the Index (i.e., its market value).

     Under float adjustment, the share counts used in calculating the Index reflect only those shares that are available to investors, not all of a company's outstanding shares. Standard and Poor's defines three groups of shareholders whose holdings are subject to float adjustment:

     o holdings by other publicly traded corporations, venture capital firms, private equity firms, strategic partners, or leveraged buyout groups;

     o holdings by government entities, including all levels of government in the United States or foreign countries; and

     o holdings by current or former officers and directors of the company, founders of the company, or family trusts of officers, directors, or founders, as well as holdings of trusts, foundations, pension funds, employee stock ownership plans, or other investment vehicles associated with and controlled by the company.

     However, treasury stock, stock options, restricted shares, equity participation units, warrants, preferred stock, convertible stock, and rights are not part of the float. In cases where holdings in a group exceed 10% of the outstanding shares of a company, the holdings of that group are excluded from the float-adjusted count of shares to be used in the index calculation. Shares held by mutual funds, investment advisory firms, pension funds, or foundations not associated with the company and investment funds in insurance companies, shares of a United States company traded in Canada as "exchangeable shares," shares that trust beneficiaries may buy or sell without difficulty or significant additional expense beyond typical brokerage fees, and, if a company has multiple classes of stock outstanding, shares in an unlisted or non-traded class if such shares are convertible by shareholders without undue delay and cost, are also part of the float.

     For each stock, an investable weight factor ("IWF") is calculated by dividing the available float shares, defined as the total shares outstanding less shares held in one or more of the three groups listed above where the group holdings exceed 10% of the outstanding shares, by the total shares outstanding. The float-adjusted index is then calculated by dividing the sum of the IWF multiplied by both the price and the total shares outstanding for each stock by the index divisor. For companies with multiple classes of stock, Standard and Poor's calculates the weighted average IWF for each stock using the proportion of the total company market capitalization of each share class as weights.

     The Index is calculated using a base-weighted aggregate methodology: the level of the Index reflects the total market value of all 500 component stocks relative to the base period of the years 1941 through 1943 (the "base period"). An indexed number is used to represent the results of this calculation in order to make the value easier to work with and track over time. The actual total market value of the component stocks during the base period of the years 1941 through 1943 has been set to an indexed value of 10. This is often indicated by the notation 1941-43 = 10. In practice, the daily calculation of the Index is computed by dividing the total market value of the component stocks by the "index divisor." By itself, the index divisor is an arbitrary number. However, in the context of the calculation of the Index, it serves as a link to the original base period level of the Index. The index divisor keeps the Index comparable over time and is the manipulation point for all adjustments to the Index.

Index Maintenance

     Index maintenance includes monitoring and completing the adjustments for company additions and deletions, share changes, stock splits, stock dividends, and stock price adjustments due to company restructuring or spinoffs.

     To prevent the level of the Index from changing due to these corporate actions, all corporate actions which affect the level of the Index require an index divisor adjustment. By adjusting the index divisor for the change in total market value of an individual company, the level of the Index remains constant. This helps maintain the level of the Index as an accurate barometer of stock market performance and ensures that the movement of the Index is not caused by the corporate action an individual company. All index divisor adjustments are made after the close of trading and after the calculation of the Index closing level.

     Some corporate actions, such as stock splits and stock dividends, require simple changes in the common shares outstanding and the stock prices of the companies in the Index and do not require index divisor adjustments.

     Changes in a company's shares outstanding of 5.00% or more due to mergers, acquisitions, public offerings, private placements, tender offers, Dutch auctions, or exchange offers are made as soon as reasonably possible. All other changes of 5.00% or more (due to, for example, company stock repurchases, redemptions, exercise of options, warrants, subscription rights, conversion of preferred stock, notes, debt, equity participation units, or other recapitalizations) are made weekly and are announced on Tuesday for implementation after the close of trading on Wednesday. Changes of less than 5.00% are accumulated and made quarterly on the third Friday of March, June, September, and December, and are usually announced two days prior.

     Also, changes in IWFs of more than ten percentage points caused by corporate actions (such as merger and acquisition activity, restructurings, or spinoffs) will be made as soon as reasonably possible. Other changes in IWFs will be made annually, in September when IWFs are reviewed.

Historical data on the Index

     The following graph sets forth the closing levels of the Index on the last business day of each year from 1946 through 2005, as published by Standard and Poor's. The historical performance of the Index should not be taken as an indication of future performance, and no assurance can be given that the level of the Index will not decline and thereby reduce the Redemption Amount which may be payable to you on the maturity date.

[GRAPHIC OMITTED - Graph shows year end values of the S&P 500 Index of:

            December 31, 1946.........15.30
            December 31, 1947.........15.30
            December 31, 1948.........15.20
            December 30, 1949.........16.79
            December 29, 1950.........20.43
            December 31, 1951.........23.77
            December 31, 1952.........26.57
            December 31, 1953.........24.81
            December 31, 1954.........35.98
            December 30, 1955.........45.48
            December 31, 1956.........46.67
            December 31, 1957.........39.99
            December 31, 1958.........55.21
            December 31, 1959.........59.89
            December 30, 1960.........58.11
            December 29, 1961.........71.55
            December 31, 1962.........63.10
            December 31, 1963.........75.02
            December 31, 1964.........84.75
            December 31, 1965.........92.43
            December 30, 1966.........80.33
            December 29, 1967.........96.47
            December 31, 1968........103.86
            December 31, 1969.........92.06
            December 31, 1970.........92.15
            December 31, 1971........102.09
            December 29, 1972........118.05
            December 31, 1973.........97.55
            December 31, 1974.........68.56
            December 31, 1975.........90.19
            December 31, 1976........107.46
            December 30, 1977.........95.10
            December 29, 1978.........96.11
            December 31, 1979........107.94
            December 31, 1980........135.76
            December 31, 1981........122.55
            December 31, 1982........140.64
            December 30, 1983........164.93
            December 31, 1984........167.24
            December 31, 1985........211.28
            December 31, 1986........242.17
            December 31, 1987........247.08
            December 30, 1988........277.72
            December 29, 1989........353.40
            December 31, 1990........330.22
            December 31, 1991........417.09
            December 31, 1992........435.71
            December 31, 1993........466.45
            December 30, 1994........459.27
            December 29, 1995........615.93
            December 31, 1996........740.74
            December 31, 1997........970.43
            December 31, 1998.......1229.23
            December 31, 1999.......1469.25
            December 29, 2000.......1320.28
            December 31, 2001.......1148.08
            December 31, 2002........879.82
            December 31, 2003.......1111.92
            December 31, 2004.......1211.92
            December 30, 2005.......1248.29]



     The following table sets forth the closing levels of the Index at the end of each month in the period from January 2001 through May 2006. This historical data on the Index is not necessarily indicative of the future performance of the Index or what the value of the Notes may be. Any historical upward or downward trend in the level of the Index during any period set forth below is not an indication that the Index is more or less likely to increase or decrease at any time during the term of the Notes.



                      2001             2002             2003            2004            2005             2006
                  ------------     -------------    -------------    ------------    ------------     -----------
January..........   1,366.01         1,130.20           855.70        1,131.13        1,181.27         1,280.08
February.........   1,239.94         1,106.73           841.15        1,144.94        1,203.60         1,280.66
March............   1,160.33         1,147.39           848.18        1,126.21        1,180.59         1,294.83
April............   1,249.46         1,076.92           916.92        1,107.30        1,156.85         1,310.61
May..............   1,255.82         1,067.14           963.59        1,120.68        1,191.50         1,270.09
June.............   1,224.42           989.82           974.50        1,140.84        1,191.33
July.............   1,211.23           911.62           990.31        1,101.72        1,234.18
August...........   1,133.58           916.07         1,008.01        1,104.24        1,220.33
September........   1,040.94           815.28           995.97        1,114.58        1,228.81
October..........   1,059.78           885.76         1,050.71        1,130.20        1,207.01
November.........   1,139.45           936.31         1,058.20        1,173.82        1,249.48
December.........   1,148.08           879.82         1,111.92        1,211.92        1,248.29


     The following graph sets forth the historical performance of the Index presented in the preceding table. Past movements of the Index are not necessarily indicative of the future performance of the Index.


                              [GRAPHIC OMITTED]


License Agreement

     Standard & Poor's does not guarantee the accuracy and/or the completeness of the Index or any data included in the Index. Standard & Poor's makes no warranty, express or implied, as to results to be obtained by the Calculation Agent, the holders of the Notes or any other person or entity from the use of the Index or any data included in the Index in connection with the rights licensed under the license agreement described in this pricing supplement or for any other use. Standard & Poor's makes no express or implied warranties, and hereby expressly disclaims all warranties of merchantability or fitness for a particular purpose with respect to the Index or any data included in the Index. Without limiting any of the above information, in no event shall Standard & Poor's have any liability for any special, punitive, indirect or consequential damage; including lost profits, even if notified of the possibility of these damages.

     Standard & Poor's and MLPF&S have entered into a non-exclusive license agreement providing for the license to MLPF&S, in exchange for a fee, of the right to use indices owned and published by Standard & Poor's in connection with some securities, including the Notes, and ML&Co. is an authorized sublicensee of MLPF&S. The license agreement between Standard & Poor's and MLPF&S provides that the following language must be stated in this pricing supplement:

     "The Notes are not sponsored, endorsed, sold or promoted by S&P. S&P makes no representation or warranty, express or implied, to the holders of the Notes or any member of the public regarding the advisability of investing in securities generally or in the Notes particularly or the ability of the Index to track general stock market performance. S&P's only relationship to MLPF&S (other than transactions entered into in the ordinary course of business) is the licensing of certain service marks and trade names of S&P and of the Index which is determined, composed and calculated by S&P without regard to ML&Co. or the Notes. S&P has no obligation to take the needs of ML&Co. or the holders of the Notes into consideration in determining, composing or calculating the Index. S&P is not responsible for and has not participated in the determination of the timing of the sale of the Notes, prices at which the Notes are to initially be sold, or quantities of the Notes to be issued or in the determination or calculation of the equation by which the Notes are to be converted into cash. S&P has no obligation or liability in connection with the administration, marketing or trading of the Notes."

                     UNITED STATES FEDERAL INCOME TAXATION

     Set forth in full below is the opinion of Sidley Austin LLP, counsel to ML&Co. ("Tax Counsel"). As the law applicable to the U.S. federal income taxation of instruments such as the Notes is technical and complex, the discussion below necessarily represents only a general summary. The following discussion is based upon laws, regulations, rulings and decisions now in effect, all of which are subject to change (including changes in effective dates) or possible differing interpretations. The discussion below supplements the discussion set forth under the section entitled "United States Federal Income Taxation" that is contained in the accompanying MTN prospectus supplement and supersedes that discussion to the extent that it contains information that is inconsistent with that contained in the accompanying MTN prospectus supplement. The discussion below deals only with Notes held as capital assets and does not purport to deal with persons in special tax situations, such as financial institutions, insurance companies, regulated investment companies, real estate investment trusts, tax-exempt entities or persons holding Notes in a tax-deferred or tax-advantaged account (except to the extent specifically discussed below), dealers in securities or currencies, traders in securities that elect to mark to market, persons subject to the alternative minimum tax, persons holding Notes as a hedge against currency risks, as a position in a "straddle" or as part of a "hedging", "conversion" or "integrated" transaction for tax purposes, or persons whose functional currency is not the United States dollar. It also does not deal with holders other than original purchasers. If a partnership holds the Notes, the tax treatment of a partner in the partnership will generally depend upon the status of the partner and the activities of the partnership. Thus, persons who are partners in a partnership holding the Notes should consult their own tax advisors. Moreover, all persons considering the purchase of the Notes should consult their own tax advisors concerning the application of United States federal income tax laws to their particular situations as well as any consequences of the purchase, ownership and disposition of the Notes arising under the laws of any other taxing jurisdiction.

     As used herein, the term "U.S. Holder" means a beneficial owner of a Note that is for United States federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation or a partnership (including an entity treated as a corporation or a partnership for United States federal income tax purposes) that is created or organized in or under the laws of the United States, any state thereof or the District of Columbia (unless, in the case of a partnership, Treasury regulations are adopted that provide otherwise), (iii) an estate the income of which is subject to United States federal income tax regardless of its source, (iv) a trust if a court within the United States is able to exercise primary supervision over the administration of the trust and one or more United States persons have the authority to control all substantial decisions of the trust or (v) any other person whose income or gain in respect of a Note is effectively connected with the conduct of a United States trade or business. Certain trusts not described in clause (iv) above in existence on August 20, 1996, that elect to be treated as United States persons will also be U.S. Holders for purposes of the following discussion. As used herein, the term "non-U.S. Holder" means a beneficial owner of a Note that is not a U.S. Holder.

General

     There are no statutory provisions, regulations, published rulings or judicial decisions addressing or involving the characterization and treatment, for United States federal income tax purposes, of the Notes or securities with terms substantially the same as the Notes. Accordingly, the proper United States federal income tax characterization and treatment of the Notes is uncertain. Pursuant to the terms of the Notes, ML&Co. and every holder of a Note agree (in the absence of an administrative determination, judicial ruling or other authoritative guidance to the contrary) to characterize and treat each Note for all tax purposes as a debt instrument of ML&Co. In the opinion of Tax Counsel, this characterization and tax treatment of the Notes, although not the only reasonable characterization and tax treatment, is based on reasonable interpretations of law currently in effect and, even if successfully challenged by the Internal Revenue Service (the "IRS"), will not result in the imposition of penalties. The characterization and tax treatment of the Notes described above is not, however, binding on the IRS or the courts. No statutory, judicial or administrative authority directly addresses the characterization and treatment of the Notes or instruments similar to the Notes for United States federal income tax purposes, and no ruling is being requested from the IRS with respect to the Notes.

     Due to the absence of authorities that directly address instruments that are similar to the Notes, significant aspects of the United States federal income tax consequences of an investment in the Notes are not certain, and no assurance can be given that the IRS or the courts will agree with the characterization and tax treatment described above. Accordingly, prospective purchasers are urged to consult their own tax advisors regarding the United States federal income tax consequences of an investment in the Notes (including alternative characterizations and tax treatments of the Notes) and with respect to any tax consequences arising under the laws of any state, local or foreign taxing jurisdiction. Unless otherwise stated, the following discussion is based on the assumption that the characterization and treatment described above is accepted for United States federal income tax purposes.

U.S. Holders

     General. Debt instruments that have a fixed maturity of one year or less, such as the Notes, will be treated as having been issued with original issue discount. Accordingly, in general, each Note will be treated as having been issued with original issue discount.

     Cash Method U.S. Holders. The amount payable on the maturity date with respect to a Note in excess of the principal amount thereof, if any, generally should be includible in income by a U.S. Holder who uses the cash method of tax accounting as ordinary interest on the date the amount payable on the maturity date is received. In the event that the amount payable on the maturity date with respect to a Note is less than the principal amount thereof, the excess of the principal amount of the Note over the amount payable on the maturity date with respect to the Note should generally be treated as a short-term capital loss. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder who uses the cash method of tax accounting generally should be required to recognize taxable gain or loss in an amount equal to the difference, if any, between the amount realized on the sale or exchange and such U.S. Holder's tax basis in the Note. Such a U.S. Holder's tax basis in a Note generally should equal such U.S. Holder's initial investment in the Note. All or a portion of any gain should be treated as ordinary income to the extent of the amount of original issue discount (as described below under "Accrual Method U.S. Holders") that has accrued on a straight-line basis, or upon election under a constant yield method (based on daily compounding), through the date of sale.

     Accrual Method U.S. Holders. U.S. Holders who use the accrual method of tax accounting, and certain other holders including banks and dealers in securities, should be required to accrue original issue discount on a Note on a straight-line basis unless an election is made to accrue the original issue discount under a constant yield method (based on daily compounding). Such original issue discount should accrue based upon an estimated yield for the Note. Upon maturity of a Note, to the extent that the actual yield on the Note (i.e., the actual Redemption Amount) differs from this estimated yield, such difference should be treated as additional original issue discount or (i) first as an offset to previously accrued original issue discount and (ii) thereafter as short-term capital loss. Upon the sale or exchange of a Note prior to the maturity date, a U.S. Holder who uses the accrual method of tax accounting generally should recognize short-term capital gain or loss (or, in some cases, possibly an offset to previously accrued original issue discount) in an amount equal to the difference between the amount realized on the sale or exchange and such U.S. Holder's adjusted tax basis in the Note. Such a U.S. Holder's adjusted tax basis generally should equal such U.S. Holder's initial investment in the Note increased by any original issue discount previously included in income by the U.S. Holder.

     Due to the uncertainty regarding the precise application of the original issue discount rules to the Notes, prospective investors in the Notes are urged to consult their own tax advisors concerning the proper application of the original issue discount rules to the Notes.

Possible Alternative Tax Treatments of an Investment in the Notes

     Due to the absence of authorities that directly address the proper characterization and tax treatment of the Notes, no assurance can be given that the IRS will accept, or that a court will uphold, the characterization and tax treatment of the Notes described above. In particular, the IRS could assert that other alternative United States federal income tax characterizations or treatments of the Notes should apply to the Notes, which, if applied could significantly affect the timing and the character of the income or loss realized with respect to the Notes. Accordingly, prospective purchasers are urged to consult their tax advisors regarding the United States federal income tax consequences of an investment in the Notes.

Unrelated Business Taxable Income

     Section 511 of the Internal Revenue Code of 1986, as amended (the "Code"), generally imposes a tax, at regular corporate or trust income tax rates, on the "unrelated business taxable income" of certain tax-exempt organizations, including qualified pension and profit sharing plan trusts and individual retirement accounts. In general, if the Notes are held for investment purposes, the amount of income or gain realized with respect to the Notes will not constitute unrelated business taxable income. However, if a Note constitutes debt-financed property (as defined in Section 514(b) of the Code) by reason of indebtedness incurred by a holder of a Note to purchase the Note, all or a portion of any income or gain realized with respect to such Note may be classified as unrelated business taxable income pursuant to Section 514 of the Code. Moreover, prospective investors in the Notes should be aware that whether or not any income or gain realized with respect to a Note which is owned by an organization that is generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code constitutes unrelated business taxable income will depend upon the specific facts and circumstances applicable to such organization. Accordingly, any potential investors in the Notes that are generally exempt from U.S. federal income taxation pursuant to Section 501(a) of the Code are urged to consult with their own tax advisors concerning the U.S. federal income tax consequences to them of investing in the Notes.

Non-U.S. Holders

     A non-U.S. Holder will not be subject to United States federal income taxes on payments of principal, premium (if any) or interest (including original issue discount) on a Note, unless the non-U.S. Holder is a direct or indirect 10% or greater shareholder of ML&Co., a controlled foreign corporation related to ML&Co. or a bank receiving interest described in
Section 881(c)(3)(A) of the Code. However, income allocable to non-U.S. Holders will generally be subject to annual tax reporting on IRS Form 1042-S. For a non-U.S. Holder to qualify for the exemption from taxation, any person, U.S. or foreign, that has control, receipt or custody of an amount subject to withholding, or who can disburse or make payments of an amount subject to withholding (the "Withholding Agent") must have received a statement that (a) is signed by the beneficial owner of the Note under penalties of perjury, (b) certifies that the owner is a non-U.S. Holder and (c) provides the name and address of the beneficial owner. The statement may generally be made on IRS Form W-8BEN (or other applicable form) or a substantially similar form, and the beneficial owner must inform the Withholding Agent of any change in the information on the statement within 30 days of that change by filing a new IRS Form W-8BEN (or other applicable form). Generally, an IRS Form W-8BEN provided without a U.S. taxpayer identification number will remain in effect for a period starting on the date the form is signed and ending on the last day of the third succeeding calendar year, unless a change in circumstances makes any information on the form incorrect. If a Note is held through a securities clearing organization or certain other financial institutions, the organization or institution may provide a signed statement to the Withholding Agent. Under certain circumstances, the signed statement must be accompanied by a copy of the applicable IRS Form W-8BEN (or other applicable form) or the substitute form provided by the beneficial owner to the organization or institution.

     Under current law, a Note will not be includible in the estate of a non-U.S. Holder unless the individual is a direct or indirect 10% or greater shareholder of ML&Co. or, at the time of the individual's death, payments in respect of that Note would have been effectively connected with the conduct by the individual of a trade or business in the United States.

Backup withholding

     Backup withholding at the applicable statutory rate of United States federal income tax may apply to payments made in respect of the Notes to registered owners who are not "exempt recipients" and who fail to provide certain identifying information (such as the registered owner's taxpayer identification number) in the required manner. Generally, individuals are not exempt recipients, whereas corporations and certain other entities generally are exempt recipients. Payments made in respect of the Notes to a U.S. Holder must be reported to the IRS, unless the U.S. Holder is an exempt recipient or establishes an exemption. Compliance with the identification procedures described in the preceding section would establish an exemption from backup withholding for those non-U.S. Holders who are not exempt recipients.

     In addition, upon the sale of a Note to (or through) a broker, the broker must withhold on the entire purchase price, unless either (a) the broker determines that the seller is a corporation or other exempt recipient or (b) the seller provides, in the required manner, certain identifying information (e.g., an IRS Form W-9) and, in the case of a non-U.S. Holder, certifies that the seller is a non-U.S. Holder (and certain other conditions are met). This type of sale must also be reported by the broker to the IRS, unless either (a) the broker determines that the seller is an exempt recipient or (b) the seller certifies its non-U.S. status (and certain other conditions are met). Certification of the registered owner's non-U.S. status would be made normally on an IRS Form W-8BEN (or other applicable form) under penalties of perjury, although in certain cases it may be possible to submit other documentary evidence.

     Any amounts withheld under the backup withholding rules from a payment to a beneficial owner would be allowed as a refund or a credit against the beneficial owner's United States federal income tax provided the required information is furnished to the IRS.

                             ERISA CONSIDERATIONS

     Each fiduciary of a pension, profit-sharing or other employee benefit plan (a "plan") subject to the Employee Retirement Income Security Act of 1974, as amended ("ERISA"), should consider the fiduciary standards of ERISA in the context of the plan's particular circumstances before authorizing an investment in the Notes. Accordingly, among other factors, the fiduciary should consider whether the investment would satisfy the prudence and diversification requirements of ERISA and would be consistent with the documents and instruments governing the plan, and whether the investment would involve a prohibited transaction under Section 406 of ERISA or Section 4975 of the Code.

     Section 406 of ERISA and Section 4975 of the Code prohibit plans, as well as individual retirement accounts and Keogh plans subject to Section 4975 of the Code (also "plans") from engaging in certain transactions involving "plan assets" with persons who are "parties in interest" under ERISA or "disqualified persons" under the Code ("parties in interest") with respect to the plan or account. A violation of these prohibited transaction rules may result in civil penalties or other liabilities under ERISA and/or an excise tax under Section 4975 of the Code for those persons, unless exemptive relief is available under an applicable statutory, regulatory or administrative exemption. Certain employee benefit plans and arrangements including those that are governmental plans (as defined in Section 3(32) of ERISA), certain church plans (as defined in Section 3(33) of ERISA) and foreign plans (as described in Section 4(b)(4) of ERISA) ("non-ERISA arrangements") are not subject to the requirements of ERISA or Section 4975 of the Code but may be subject to similar provisions under applicable federal, state, local, foreign or other regulations, rules or laws ("similar laws").

     The acquisition of the Notes by a plan with respect to which we, MLPF&S or certain of our affiliates is or becomes a party in interest may constitute or result in a prohibited transaction under ERISA or Section 4975 of the Code, unless those Notes are acquired pursuant to and in accordance with an applicable exemption. The U.S. Department of Labor has issued five prohibited transaction class exemptions, or "PTCEs", that may provide exemptive relief if required for direct or indirect prohibited transactions that may arise from the purchase or holding of the Notes. These exemptions are:

          (1) PTCE 84-14, an exemption for certain transactions determined or effected by independent qualified professional asset managers;

          (2) PTCE 90-1, an exemption for certain transactions involving insurance company pooled separate accounts;

          (3) PTCE 91-38, an exemption for certain transactions involving bank collective investment funds;

          (4) PTCE 95-60, an exemption for transactions involving certain insurance company general accounts; and

          (5) PTCE 96-23, an exemption for plan asset transactions managed by in-house asset managers.

     The Notes may not be purchased or held by (1) any plan, (2) any entity whose underlying assets include "plan assets" by reason of any plan's investment in the entity (a "plan asset entity") or (3) any person investing "plan assets" of any plan, unless in each case the purchaser or holder is eligible for the exemptive relief available under one or more of the PTCEs listed above or another applicable similar exemption. Any purchaser or holder of the Notes or any interest in the Notes will be deemed to have represented by its purchase and holding of the Notes that it either (1) is not a plan or a plan asset entity and is not purchasing those Notes on behalf of or with "plan assets" of any plan or plan asset entity or (2) with respect to the purchase or holding, is eligible for the exemptive relief available under any of the PTCEs listed above or another applicable exemption. In addition, any purchaser or holder of the Notes or any interest in the Notes which is a non-ERISA arrangement will be deemed to have represented by its purchase and holding of the Notes that its purchase and holding will not violate the provisions of any similar law.

     Due to the complexity of these rules and the penalties that may be imposed upon persons involved in non-exempt prohibited transactions, it is important that fiduciaries or other persons considering purchasing the Notes on behalf of or with "plan assets" of any plan, plan asset entity or non-ERISA arrangement consult with their counsel regarding the availability of exemptive relief under any of the PTCEs listed above or any other applicable exemption, or the potential consequences of any purchase or holding under similar laws, as applicable.

                          USE OF PROCEEDS AND HEDGING

     The net proceeds from the sale of the Notes will be used as described under "Use of Proceeds" in the accompanying general prospectus supplement and to hedge market risks of ML&Co. associated with its obligation to pay the Redemption Amount.

                       SUPPLEMENTAL PLAN OF DISTRIBUTION

     MLPF&S has advised ML&Co. that it proposes initially to offer all or part of the Notes directly to the public on a fixed price basis at the offering prices set forth on the cover of this pricing supplement. After the initial public offering, the public offering prices may be changed. The obligations of MLPF&S are subject to certain conditions and it is committed to take and pay for all of the Notes if any are taken.

                                    EXPERTS

     The consolidated financial statements, the related financial statement schedule, and management's report on the effectiveness of internal control over financial reporting incorporated in this pricing supplement by reference from Merrill Lynch & Co., Inc.'s Annual Report on Form 10-K for the year ended December 30, 2005 have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports, which are incorporated herein by reference, and have been so incorporated in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

     With respect to the unaudited interim condensed consolidated financial information for the periods ended March 31, 2006 and April 1, 2005, which is incorporated herein by reference, Deloitte & Touche LLP, an independent registered public accounting firm, have applied limited procedures in accordance with the standards of the Public Company Accounting Oversight Board (United States) for a review of such information. However, as stated in their report dated May 5, 2006 included in Merrill Lynch & Co., Inc.'s Quarterly Report on Form 10-Q for the quarter ended March 31, 2006 and incorporated by reference herein, they did not audit and they do not express an opinion on that unaudited interim condensed consolidated financial information. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. Deloitte & Touche LLP are not subject to the liability provisions of Section 11 of the Securities Act of 1933 for their report on the unaudited interim condensed consolidated financial information because that report is not a "report" or a "part" of the registration statement prepared or certified by an accountant within the meaning of Sections 7 and 11 of the Act.

                        INDEX OF CERTAIN DEFINED TERMS


Business Day............................................................PS-14
Calculation Agent........................................................PS-6
Calculation Day.........................................................PS-11
Calculation Period......................................................PS-11
Capped Value.............................................................PS-4
Ending Value.............................................................PS-4
Index....................................................................PS-3
Index Business Day......................................................PS-11
Market Disruption Event.................................................PS-13
Notes....................................................................PS-1
Pricing Date.............................................................PS-3
Redemption Amount........................................................PS-4
Starting Value...........................................................PS-4
successor index.........................................................PS-14

==============================================================================




                                [LOGO OMITTED]


                                              Units



                           Merrill Lynch & Co., Inc.

                          Medium-Term Notes, Series C

                     Accelerated Return Bear Market Notes
                        Linked to the S&P 500(R) Index
                              due March   , 2007
                                 (the "Notes")
                  $10 original public offering price per unit


                            -----------------------

                              PRICING SUPPLEMENT

                            -----------------------







                              Merrill Lynch & Co.





                                  June , 2006

==============================================================================